Exhibit 9(b)
EXTENSION OF TERM OF MAJOR STOCKHOLDERS’ VOTING TRUST
The Major Stockholders’ Voting Trust, under a Trust Agreement (the “Agreement”) dated as of June 2, 1990 as amended April 3, 1991, May 30, 1991, March 2, 2000, January 24, 2001 and October 1, 2002, holding shares of Capital Stock of Campbell Soup Company, by its terms terminates on June 1, 2008.
The undersigned, being all of the Representatives as defined in Section 7 of the Agreement, hereby agree to amend the Agreement under Section 17, so that the Trust will continue in existence and will terminate on December 31, 2008 unless further extended.
This Agreement may be signed in counterparts, all of which taken together will constitute one instrument.
Dated:     June 1, 2008

/s/ Dorrance H. Hamilton
Dorrance H. Hamilton
Representative of Hamilton Group

/s/ Hope H. van Beuren
Hope H. van Beuren
Representative of van Beuren Group

AGREED TO:

/s/ David C. Patterson
David C. Patterson
Trustee

/s/ John A. van Beuren
John A. van Beuren
Trustee